UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[redacted]

(Mark One)

[**X**] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2004**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VERSP RESTORATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

VERSP Restoration Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003 and Report of Independent Registered Public Accounting Firm

VERSP RESTORATION PLAN

TABLE OF CONTENTS

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
VERSP Restoration Plan

We have audited the accompanying statements of net assets available for benefits of the VERSP Restoration Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2005

VERSP RESTORATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

ASSETS	2004	2003
INVESTMENTS, at fair value:		
Mutual Funds:		
The Putnam Fund for Growth and Income	$ 624,316	$ 585,586
Putnam Money Market Fund	5,814,278	5,415,183
Putnam Voyager Fund	941,364	833,475
Putnam New Opportunities Fund	90,771	190,816
Putnam International Growth Fund	390,572	327,436
Putnam Asset Allocation Funds:		
Growth Portfolio	49,416	58,337
Balanced Portfolio	884,763	235,759
Conservative Portfolio	233,710	218,436
PIMCO Total Return Fund	1,112,886	1,798,182
DLJ Direct Securities	1,639,931	1,271,049
SDB Money Market	71,458	107,637
Vanguard S&P 500 Index Fund	879,051	925,238
Janus Mid Cap Value Fund	467,870	234,559
Columbia Acorn USA Fund	328,803	214,528
Artisan Mid Cap Fund	560,634	415,392
Valmont Industries, Inc. Common Stock	485,093	284,055
	14,574,916	13,115,668
CONTRIBUTIONS RECEIVABLE:		
Employer	9,488	59,570
NET ASSETS AVAILABLE FOR BENEFITS	$ 14,584,404	$ 13,175,238

See notes to financial statements.

VERSP RESTORATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:		
Investment income:		
Net appreciation in investments	$ 724,103	$ 1,039,498
Interest and dividends received on investments	195,691	165,749
Total investment income	919,794	1,205,247
Contributions:		
Employer	274,491	914,563
Employee	488,931	1,734,512
Total contributions	763,422	2,649,075
Total	1,683,216	3,854,322
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant benefits	273,275	573,227
Management fees	775	475
Total	274,050	573,702
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	1,409,166	3,280,620
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	13,175,238	9,894,618
End of year	$ 14,584,404	$ 13,175,238

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the Company) VERSP Restoration Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General – The Plan is a nonqualified plan for eligible employees and is intended to constitute a "top-hat" plan. The Plan is designed to restore benefits not available under the Valmont Employee Retirement Savings Plan because of Internal Revenue Code restrictions for qualified plans.

Contributions – Each year, participants may contribute all or a portion of their annual salary and bonus. The Company also makes contributions to the Plan. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentages and investments can be changed by the participant daily, subject to individual fund restrictions.

Eligibility – Employees who participate in the Valmont Employee Retirement Savings Plan and whose employer contributions are limited by Internal Revenue Code provisions may participate in this Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting – Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Funding – The Plan is unfunded. The Company has established a Rabbi trust to provide the benefits payable pursuant to the Plan. The trust shall be the property of the Company until distributed and subject to Valmont's general, unsecured creditors and judgment creditors. Putnam Fiduciary Trust Company serves as trustee. A committee appointed by the Compensation Committee of the Company's Board of Directors serves as administrator of the Plan.

Benefit Payments – Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to nonretirees are made in one payment or are deferred until a later date.

Forfeited Accounts – Forfeited accounts are used to reduce future employer contributions. There were no forfeited nonvested accounts in 2004 or 2003 applied to reduce Company contributions.

Administrative Costs – Administrative expenses of the Plan are paid by the Plan or the Plan's sponsor as provided in the Plan Document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – Shares of mutual funds managed by registered investment companies are valued at quoted market prices. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis, except for common stock of the Company, which are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the financial statements.

3. INVESTMENTS

During 2004 and 2003, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $724,103 and $1,039,498 as follows:

	2004	2003
Investments at Fair Value as Determined by Quoted Market Price:		
Mutual Funds	$ 677,142	$ 1,028,325
Valmont Industries, Inc. Common Stock	46,961	34,479
Half Moon Partners, L.P.	-	(23,306)
Net appreciation in investments	$ 724,103	$ 1,039,498

4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by Putnam Investment Management, Inc., which is affiliated with the Trustee. Fees paid by the Plan for the administration services to the Trustee amounted to $775 and $475 for the years ended December 31, 2004 and 2003, respectively. These payments qualify as party-in-interest transactions.

At December 31, 2004 and 2003, the Plan held 19,319 and 12,270 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $405,276 and $249,217, respectively. During the years ended December 31, 2004 and 2003, the Plan recorded dividend income of $4,262 and $1,295 on these shares.

5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of Plan termination, participants will become fully vested in the Company's contributions to their accounts.

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the VERSP Restoration Plan Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VERSP Restoration Plan

Dated this 27th day of June, 2005.

By: Mogens C. Bay
Mogens C. Bay
Policy Committee Member Chairman

By: Ann Ashford
Ann F. Ashford
Policy Committee Member

INDEX TO EXHIBITS

Exhibit 23* — Consent of Deloitte and Touche LLP.

* Filed herewith.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-64170 of Valmont Industries, Inc. on Form S-8 of our report dated June 22, 2005, appearing in this Annual Report on Form 11-K of the VERSP Restoration Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Omaha, Nebraska
June 22, 2005